Exhibit 99.2

Press Release

Sanofi and CD&R partner to fuel Opella’s ambitions in consumer healthcare

•	Sanofi and CD&R enter exclusive negotiations to transfer a 50% controlling stake in Opella with Sanofi to remain a significant shareholder
•	With 11,000 talented and passionate people bringing iconic brands to life, Opella poised to ignite new bold development journey
•	Sanofi to become a focused science-driven biopharma delivering innovative medicines and vaccines to patients
•	Sanofi 2024 business EPS guidance upgraded today

Paris, October 21, 2024. Sanofi and CD&R announce today a plan to join forces to fuel Opella’s ambitions as a French-headquartered, global consumer healthcare champion. Sanofi and CD&R have entered exclusive negotiations for the potential sale and purchase of a 50% controlling stake in Opella. This new step in Opella’s journey paves the way for the creation of a new, standalone leader in consumer healthcare, while supporting Sanofi’s strategy and increased focus on innovative medicines and vaccines. Sanofi would remain a significant shareholder backing Opella in its future growth and path to independence. Together, CD&R and Sanofi will support Opella’s growth strategy as a pure-play, global, and fast-moving consumer healthcare company. Bpifrance is expected to participate as a minority shareholder with a c.2% stake.

Headquartered in France, Opella employs over 11,000 talented and passionate people, operates in 100 countries with 13 best-in-class and strategic manufacturing sites and four science and innovation development centers. With a portfolio of iconic brands, such as Allegra, Doliprane, and Dulcolax, Opella is already the third-largest business worldwide in the over-the-counter and vitamins, minerals & supplements market (OTC & VMS), serving more than half a billion consumers worldwide. Opella operates in a fast-growing industry driven by sustainable long-term trends, such as an aging population, rising income levels, and greater health and well-being awareness.

The valuation of Opella is based on an enterprise value of c.€16 billion, corresponding to c.14 times 2024 estimated EBITDA. The offer from CD&R is binding and fully financed. By remaining a significant shareholder in Opella, Sanofi would retain a part of the future value creation of the company. The proposed transaction is subject to finalization of definitive agreements, completion of the appropriate social processes, and subject to customary statutory approvals. The anticipated closing of the transaction would be in Q2 2025 at the earliest.

CD&R has a proven track record of partnering with corporates and management teams to support businesses’ growth and development, leveraging the firm’s global reach, deep industry expertise and broad network of operating partners and advisors. CD&R has a long history of investment in Europe and the firm’s experience building French national champions and supporting French jobs goes back more than twenty years and includes successful partnerships with, and investments in, Rexel, Spie, BUT/Conforama and Socotec.

Paul Hudson

Chief Executive Officer, Sanofi

“We are proud of what Opella and its inspired people have already accomplished. We are confident that the future of Opella will be even brighter. We share the love and emotional attachment to Opella’s brands, hence our decision to remain vested in its future. We will support Opella on its path to become an independent company, grounded in talented people, a deep consumer expertise and a truly global presence with deep roots in France. Our chosen partner CD&R has demonstrated unique capabilities in the consumer space, with deep values of respect for employees, customers, communities in which they operate, and the environment. We also welcome Bpifrance as a supporter of Opella’s development journey. At the same time, Sanofi can focus even more in bringing innovative solutions to patients suffering from debilitating or life-threatening diseases or viruses such as RSV, COPD, or multiple sclerosis.”

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Eric Rouzier

Partner and Head of European Healthcare, CD&R

“This is an exciting opportunity for CD&R to partner with Sanofi, one of the world’s leading healthcare companies, to support Opella’s ambitious management team as it invests in innovation and growth to create a French-headquartered, global consumer healthcare champion. Opella is differentiated by the quality of its brand portfolio and its highly skilled and motivated workforce. We see significant opportunities to enhance Opella’s market leadership by leveraging our deep industry expertise, broad network of operating talents, and capital resources to position the company for accelerated growth. We look forward to supporting both its French operations, including Opella’s critical manufacturing footprint and advanced R&D capabilities, and further developing its global platform to better serve employees, consumers, and patients.”

Julie Van Ongevalle

President and Chief Executive Officer, Opella

“This announcement is a major and exciting milestone in Opella’s journey. Building on significant transformations, we have grown into one of the largest global players in our sector, bringing relevant innovation to more than half a billion consumers worldwide. Partnering with CD&R will allow Opella to unlock its full development potential, to further drive value creation and deploy the exceptional talent of our teams to become a leading company in the fast-moving consumer healthcare space. We are poised to continue leveraging our strong scientific roots to grow our iconic “love brands” to meet consumers’ evolving needs and make self-care as simple as it should be.”

Accounting treatment

The proposed transaction will trigger the classification of Opella’s business as discontinued operations. From Q4 2024 and until the closing, the profit or loss of Opella, net of tax, will be included in “Net results from discontinued operations” in the Sanofi income statement. This classification as discontinued operations will also apply to previous quarters of 2024 and for comparison to all quarters of 2023. Sanofi business net income1 used for EPS is based on the continuing operations, i.e., excluding the discontinued Opella business.

Q3 2024 results scheduled for October 25, 2024, will be reported as per the past quarters. The income statements with Opella as discontinued operations for the comparative periods of 2023 and 2024, including details by product and quarter, are expected to be provided in the coming weeks.

After the closing of the transaction, the share of results from the retained minority interest in Opella will be reported in Sanofi’s income statement as “Share of profit/loss of associates”, a line that is also excluded from Sanofi’s non-IFRS financial measures, business operating income and business net income used for EPS.

As is customary with similar transactions, Zantac2 and Gold Bond are excluded from the scope of the contemplated transaction.

Guidance

The original 2024 business EPS guidance issued on February 1, 2024, and upgraded on July 25, 2024, anticipated Opella as a fully consolidated segment in Sanofi for 2024. Under the previous scope of guidance including Opella, Sanofi would have upgraded its 2024 business EPS guidance to between stable to a low single-digit percentage growth at CER3, from previously stable at CER. This upgrade is substantiated by an expected strong business performance in the third quarter that will be detailed as part of Q3 2024 results.

Under the new scope excluding Opella, preliminary business EPS in 2023 was €7.25. Sanofi expects its 2024 business EPS to grow by at least a low-single digit percentage at CER.

For 2025, Sanofi continues to anticipate a strong rebound in business EPS at CER under both the previous and the new scope.

Capital allocation

Sanofi expects to receive a cash payment upon the anticipated closing of the transaction in Q2 2025 at the earliest. The proceeds would be used in line with Sanofi’s existing capital-allocation priorities, including shareholder returns.

1 Non-IFRS measure.

2 Zantac 360° is included in the scope of the contemplated transaction.

3 Constant exchange rates.

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Sanofi’s capital-allocation priorities remain unchanged4, including selectively considering external growth opportunities to further accelerate the ongoing transformation into a biopharmaceutical company. Sanofi intends to maintain its current strong debt credit rating5.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across the world, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions. Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY.

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Léo Le Bourhis | + 33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Timothy Gilbert | + 1 516 521 2929 | timothy.gilbert@sanofi.com

Investor Relations

Thomas Kudsk Larsen |+ 44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | + 33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Keita Browne | + 1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Tarik Elgoutni | + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Thibaud Châtelet | + 33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, business transformations, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “potential”, “outlook”, “guidance” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, those inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete capital markets or other transactions, risks associated with developing standalone businesses and with intellectual property, as well as any related pending or future litigation and the ultimate outcome of such litigation, and other risks associated with trends in exchange and interest rates, volatile economic, political, financial and market conditions, cost containment initiatives, and the impact of pandemics or other global crises may have. More specifically regarding the transaction described above, these risks and uncertainties include among other things the possibility that the transaction will not be completed, or if completed, will not be completed in the expected timeframe, an unexpected failure to satisfy the required signing or closing conditions, or unexpected delays in meeting these requirements, the ability to obtain regulatory clearances, the possibility that the expected strategic benefits, synergies or opportunities from the transaction may not be realized, or may take longer to realize than expected, or potential adverse reactions to the proposed transaction by customers, suppliers, strategic partners or key Sanofi or Opella employees. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2023. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements. All trademarks mentioned in this press release are the property of the Sanofi group.

4 Organic investment, M&A/business development, growing dividend, and anti-dilutive share buybacks.

5 Moody A1 (stable) and S&P AA (stable).

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